SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 August 2022

Prudential plc appoints Arijit Basu and Claudia Suessmuth-Dyckerhoff as Non-executive Directors

Prudential plc (Prudential) announces the appointment of Arijit Basu and Claudia Suessmuth-Dyckerhoff as Non-executive Directors. Mr Basu will join the Board with effect from 1 September 2022 and will also join the Audit Committee and Responsibility & Sustainability Working Group. Dr Suessmuth-Dyckerhoff’s appointment is subject to regulatory approval and the effective date of her appointment and any committee memberships will be confirmed in due course.

Mr Basu has extensive experience in the banking and insurance industries in India. He was Managing Director and CEO of SBI Life Insurance Company, one of India’s leading life insurers, from 2014 until 2018 and took it public in 2017. He has held senior positions at State Bank of India (SBI Bank) in a career spanning nearly 40 years. He is also a member of the Academic Advisory Council of the College of Supervisors established by the Reserve Bank of India (RBI) to advise the regulator on supervisory colleges.

Dr Suessmuth-Dyckerhoff has a deep and broad knowledge of the healthcare services sector and health technology across China and the broader Asia-Pacific region. She has spent much of her career based in Shanghai and, more recently, in Hong Kong and has worked with healthcare providers, governments, insurers, pharmaceuticals and medical device companies.

Shriti Vadera, Chair of Prudential plc, said: "I am delighted that we have been able to appoint two new Non-executive Directors with the knowledge and experience of insurance, health and technology in Asia that Claudia and Arijit bring."

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023 260	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Arijit Basu
Mr Basu has an in depth understanding of the life insurance sector, having served as Managing Director and CEO of SBI Life Insurance Company Ltd (a subsidiary of SBI Bank, which successfully listed in 2017), from 2014 to 2018. He was also a consultant to the Life Insurance Corporation of India in preparation for its IPO in May 2022.

Mr Basu was appointed chairman of the Board of HDB Financial Services Ltd in June 2021, a leading financial services firm and subsidiary of HDFC Bank Ltd. He is a senior advisor to leading firms, including Ares SSG, AZB & Partners and Deloitte Shared Services India LLP. In January 2021 he was appointed by the RBI as a member of its Academic Advisory Council. He is also a director of Peerless Hospitex Hospital and Research Center Ltd.

Mr Basu retired as the Managing Director of SBI Bank in September 2020 having joined the bank in 1983. He held a number of senior positions at the bank, across Retail, Corporate and International Banking, Business Process Re-Engineering, IT and Risk Management.

Mr Basu holds an Honours degree in Economics and a Master’s degree in History from the University of Delhi.

Age 61

About Claudia Suessmuth-Dyckerhoff
Dr Suessmuth-Dyckerhoff joined the global consultancy firm McKinsey & Partners in 1995 and worked in a number of senior roles. She was responsible for helping to build the firm’s healthcare Services and Systems sector in Asia Pacific, working with the Chinese Ministry of Health to help develop their views on China’s national healthcare systems. Much of the client work during this period involved transformation through technology, digital and data and her board experience in recent years has helped her develop valuable insights around the implementation of this in healthcare services. She has experience in China having been based in Shanghai for nearly 15 years and in Hong Kong for a further two years.

Dr Suessmuth-Dyckerhoff has a portfolio of non-executive directorship roles, mostly in the healthcare and healthcare technology sectors. She is currently a non-executive director of the following listed companies: Ramsay Health Care Ltd, Clairant AG and Hoffman-La Roche AG. She is also a non-executive director of Huma Therapeutics Ltd, QuEST Global Services Private Ltd and an advisor to aMoon Ventures Y.SH. Ltd.

Dr Suessmuth-Dyckerhoff holds a Ph.D in Business Administration from the University of St. Gallen.

Age 55

Shareholding
Neither Mr Basu nor Dr Suessmuth-Dyckerhoff hold any interest in shares of Prudential within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Length of service
Non-executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
Non-executive Directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

The annual fee on appointment for both Mr Basu and Dr Suessmuth-Dyckerhoff as Non-executive Directors will consist of a basic fee of £102,000. Mr Basu will receive additional fees of £30,000 for his membership of the Audit Committee and £22,000 for his membership of the Responsibility & Sustainability Working Group.

Regulatory disclosures
Both Mr Basu and Dr Suessmuth-Dyckerhoff are considered independent for the purposes of the UK Corporate Governance Code and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules).

Both Mr Basu and Dr Suessmuth-Dyckerhoff will also join the Board of Prudential Corporation Asia Limited (PCAL), a wholly-owned subsidiary of Prudential. Mr Basu will join the Board of PCAL with effect from 1 September 2022. Dr Suessmuth-Dyckerhoff’s appointment is subject to regulatory approval.

Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Hong Kong Listing Rules.

About Prudential plc
Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people’s wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 19 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S. Clarkson

Thomas S. Clarkson
Company Secretary